FILED AS CORRESPONDENCE ON EDGER

February 11, 2011

Russell Mancuso

Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attn: Allicia Lam

Re:	GreenCell, Incorporated
Amendment	No. 7 to Form S-1

          File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Division of Corporation Finance’s (the “Division”) February 11, 2011 comment letter:

Our Business, page 3

Response to Comment 1

We have eliminated the 80 volt reference in footnote * to our chart of future technologies. We have disclosed that we no longer consider an 80-volt igniter to be a future technology.

Located at page 3, 22

Igniter Development Precursor Work, page 26

Response to Comment 2

The prior period cited (10/2010-6/2010) was in error due to a Scrivener’s Error. We have corrected the time period to reflect the correct time period as 10/2010-6/2011.

Located at page 26

Research and Development, page 29

Response to Comment 3

We have disclosed that our research and development expenses were $112,149 from our inception on December 7, 2009 to December 31, 2010.

Related Party Promissory Notes, page 40

Response to Comment 4

We have filed the promissory notes as Exhibits 10.14-10.25. We have described the material terms of each of the promissory notes and the related party note holders.

Located at page 12, 34, 40

Executive Compensation

Response to Comment 5

We have conformed the table to the requirements of Regulation S-K 402(n)(2)(iii)

Located at page 47

Financial Statements, page F-1

Response to Comment 6

We have updated our financial statements as required by Regulation S-K along with the auditor’s consent.

Should you have any questions regarding the foregoing, please contact our legal counsel, Frederick M. Lehrer at (561) 706-7646.

Sincerely yours,

/s/ Dan Valladao
Dan Valladao
Chief Executive Officer